Pricing Term Sheet

Filed under Rule 433

Registration No. 333-169259

FINAL TERMS AND CONDITIONS

September 8, 2010

City National Corporation
$300,000,000 5.250% Senior Notes Due 2020

Issuer:	City National Corporation (the “Company”), a Delaware corporation.

Expected Issue Ratings*:	Moody’s Investors Service: A1
Standard & Poor’s: BBB+

Securities Offered:	Senior Notes

Principal Amount:	$300,000,000

Initial Offer Price:	99.738%

Pricing Date:	September 8, 2010

Settlement Date:	September 13, 2010

Maturity Date:	September 15, 2020

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2011

Coupon:	5.250%

Benchmark Treasury:	2.625% due August 2020

Benchmark Treasury Spot and Yield:	99.22+; 2.659%

Spread To Benchmark Treasury:	+262.5 basis points

Yield to Maturity:	5.284%

Make-whole Call:	T+40 basis points

CUSIP/ISIN:	178566AC9 / US178566AC97

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Credit Suisse Securities (USA) LLC
UBS Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling J.P. Morgan Securities LLC collect at 212-834-4533.